SEC 3/17/04

SECURITIES AND EXCHANGE COMMISSION 04004899
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AGP DERIVATIVES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 9th Avenue Suite 3F
(No. and Street)

New York (City) NY (State) 10011-7006 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Cawley (212) 242-0678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yohalem Gillman & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [XX] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES CAWLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGP DERIVATIVES CORP, as of 2/23, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GUNTER VILLEGAS
Notary Public, State of New York
No. 41-5006043
Qualified in Queens County
Commission Expires 4/30/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGP DERIVATIVES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

AGP DERIVATIVES CORP.

TABLE OF CONTENTS

YOHALEM
GILLMAN
& COMPANY LLP

Independent Auditor's Report

To the Shareholder
AGP Derivatives Corp.

We have audited the accompanying statement of financial condition of AGP Derivatives Corp. as of December 31, 2003 and the related statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AGP Derivatives Corp. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yohalem Gillman & Company LLP

New York, New York
February 23, 2004

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

AGP DERIVATIVES CORP.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2003
ASSETS		
Cash	$	516,494
Commissions receivable		579,081
		1,095,575
Equipment (net)		12,000
	$	1,107,575
LIABILITY AND STOCKHOLDER'S EQUITY		
Liability		
Due to parent	$	998,924
Stockholders' equity		
Common stock, 0.0001 par value, 100 shares authorized, issued and outstanding		-.-
Additional paid-in capital		96,543
Retained earnings		12,108
		108,651
	$	1,107,575

AGP DERIVATIVES CORP.

STATEMENT OF OPERATIONS

		YEAR ENDED DECEMBER 31, 2003
Revenue		
Commissions	$	3,236,074
Interest		2,936
Total revenue		3,239,010
Expenses		
Management fees		2,688,207
Commissions		460,268
Communication and quotation		31,674
Utilities		2,072
Telephone		12,800
Insurance		607
Professional fees		27,028
Regulatory dues and fees		524
Miscellaneous		1,356
Depreciation		8,000
Total expenses		3,232,536
Income before income taxes		6,474
Income tax expense		455
Net Income	$	6,019

See accompanying notes.

AGP DERIVATIVES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2003	$ -.-	$ -.-	$ 6,089	$ 6,089
Capital contributed	-.-	96,543	-.-	96,543
Net income	-.-	-.-	6,019	6,019
Balance - December 31, 2003	$ -.-	$ 96,543	$ 12,108	$ 108,651

AGP DERIVATIVES CORP.

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2003
Cash flows from operating activities	
Net income	$ 6,019
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	8,000
Increase in commissions receivable	(579,081)
Increase in due to parent	1,095,466
Net cash provided by operating activities	530,404
Cash flows from and net cash used in investing activities	
Purchase of equipment	(20,000)
Increase in cash and cash equivalents	510,404
Cash - beginning of year	6,090
Cash - end of year	$ 516,494

Supplemental Schedule of Noncash Financing Activities:	
Capital contributions committed to by parent	$ 95,000

See accompanying notes

AGP DERIVATIVES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS
OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

1. Organization and Business Activity

AGP Derivatives Corp., formerly named Seeking Capital Securities Corp. d/b/a AGP Derivatives Corp., (the "Company") was incorporated in the State of Delaware in August 2000 and is engaged in the business of inter-dealer brokerage for credit default swaps in New York City. The Company is a wholly-owned subsidiary of its parent, Axiom Global Partners, LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The amount due is recorded as commissions receivable.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on history of past write-offs and collections and current credit conditions. Accounts are written off when deemed uncollectible.

Income Taxes

For United States federal tax purposes, the Company has elected to be taxed as a C corporation under the provisions of both the Internal Revenue Code and New York State laws.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital ratio was 10.84:1.0, and its net capital was $92,140 as compared with required net capital of $66,594.

4. Related Party Transactions

The Company entered into a management fee agreement with its parent. The agreement requires the parent company to provide managerial and administrative assistance and support as well as office facilities including rent access charges, overhead, maintenance and utilities. Total management fees paid and accrued for the year ended December 31, 2003 amounted to approximately $2.7 million. Approximately $1,093,000 is owed to the Company's parent at December 31, 2003 for expenses.

In December 2003, the Company's parent committed to contribute additional capital to the Company amounting to $95,000. The Company intends to offset this receivable against the payable to its parent in 2004 and accordingly, the statement of financial condition reflects a net due to parent of approximately $998,000 at December 31, 2003.

In addition, the parent has unconditionally guaranteed payment on all liabilities of the Company.

5. Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances, throughout the year, exceed the maximum coverage provided by the FDIC on insured depositor accounts.

AGP DERIVATIVES CORP.

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2003
Total stockholder's equity	$	108,651
Deductions and/or charges		
Nonallowable assets	$	16,511
Net capital before haircuts on securities positions		92,140
Haircuts on securities		-.-
Net capital		92,140
Less: Minimum capital requirements		66,594
Excess net capital	$	25,546

COMPUTATION OF AGGREGATE INDEBTEDNESS

Due to parent	$	998,924
Aggregate indebtedness	$	998,924
Ratio of aggregate indebtedness to net capital		10.84:1.0

AGP DERIVATIVES CORP.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
WITH AUDIT REPORT SCHEDULE III

No material differences exist between the computation of net capital per FOCUS Report, as amended, and the audit report Schedule III.

AGP DERIVATIVES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2003

NOT APPLICABLE

YOHALEM GILLMAN & COMPANY LLP

Independent Auditor's Report on Internal Control

To the Shareholder
AGP Derivatives Corp.

In planning and performing our audit of the financial statements of AGP Derivatives Corp. for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("the Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants & Consultants • 477 Madison Avenue, New York, NY 10022-5802
Tel.: 212-371-2100 Fax: 212-759-2946 E-mail: yg&co@yohalem.com Internet: www.yohalem.com
A Member Firm of Midsnell Group International

Shareholder
AGP Derivatives Corp.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at December 31, 2003, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yohalem Gillman & Company LLP

New York, New York
February 23, 2004

YOHALEM
GILLMAN
& COMPANY LLP